Seth J. Gottlieb
+1 650 843 5864
sgottlieb@cooley.com
July 17, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Staff Accountant

Re:	Snowflake Inc.
Confidential Draft Registration Statement on Form S-1
Submitted June 15, 2020
CIK: 0001640147

Ladies and Gentlemen:
On behalf of Snowflake Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 10, 2020 with respect to the Company’s Confidential Draft Registration Statement on Form S-1, submitted on June 15, 2020. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.
Prospectus Summary, page 1
1.Please revise your Prospectus Summary to outline the terms of your dual-class share structure and disclose the material implications of that structure. For example, please disclose that Class B holders will have a greater ability to influence corporate governance matters, such as electing directors and approving material mergers, acquisitions or other business combination transactions, and that Class B holders may take actions that are not in the best interest of your company or your other shareholders, such as investors in this offering. Please also disclose whether you will be a controlled company following this offering under the applicable listing standard and if you will be eligible to rely on any exemptions as a controlled company.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission
July 17, 2020

In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 34 of the Registration Statement. The Company further refers the Staff to its disclosure on page 8 of the Registration Statement related to voting rights. The Company further advises the Staff that it will not be a controlled company following this offering under the applicable listing standard.
Key Business Metrics, page 52
2.Your risk factor on page 17 indicates that customer expansion rates and the pricing and quantity of contract renewals could affect your results of operations. Given the risk factor, please tell us what consideration was given to including a discussion of a key metric such as renewal rates for agreements during the periods presented (i.e., the number of annual contracts customers have renewed and declined to renew). In addition, tell us your consideration for disclosing the customers at the end of the period with a breakdown of new and existing clients. Further, please discuss any known trends relating to renewals or new customers, to the extent material. We refer you to Section III.B of SEC Release No. 33-8350.
The Company respectfully advises the Staff that its management primarily measures the performance of the business by reviewing overall consumption of its platform, which drives revenue, rather than individual contract renewals or bookings. Unlike a subscription-based business model, where bookings provide meaningful insight into expected future revenue, the Company generally1 recognizes revenue when the customer consumes the platform, making the timing of contract execution or renewal less important. The Company does consider customer expansion, which implicitly requires that customers continue to renew their contracts over time, in its determination of Net Revenue Retention Rate.

For similar reasons, the Company believes the number of new versus existing customers would not provide meaningful insight into the Company’s results of operations. The Company does include both the total number of customers under capacity arrangements and the number of those customers that contributed more than $1 million of product revenue in the trailing 12-month periods as key metrics, as these are the key customer measures, along with Net Revenue Retention Rate, that management uses to evaluate the growth and expansion of its customers’ consumption of its platform.

In response to the Staff’s comment, the Company has revised the disclosures on pages 17, 54, and 59 of the Registration Statement. The Company further refers the Staff to its disclosure on pages 59 and 60 regarding recent trends relating to renewals and the addition of new customers as a result of the COVID-19 pandemic.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation, page 63
3.Your capacity arrangements consist of contracts where a customer commits to a certain amount of consumption at specified prices or under on-demand arrangements. Tell us what consideration you gave to separately discussing and analyzing revenue recognized from each of these arrangements. Indicate whether certain customer groups or industries favor a contract type. Further, tell us what consideration you gave to analyzing revenue based on each type of fee charged in these arrangements. That is, explain whether a discussion of the underlying trends or
1 As disclosed on page 60 of the Registration Statement, in limited instances, customers pay an annual deployment fee to gain access to a virtual private deployment, and such deployment fee is recognized ratably over the contract term. Such deployment revenue was immaterial during the fiscal years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 and 2020.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
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United States Securities and Exchange Commission
July 17, 2020

consumption impacting each of the fees charged for storage, compute, and data transfer resources is material information to understanding your revenue. Indicate whether a quantification of a volume measure that drives revenue is relevant to understanding your trends as well as a discussion of changes in your pricing. Explain how daily queries impacts your revenue recognized.
The Company advises the Staff that revenue from on-demand arrangements typically relates to initial consumption as part of new customer onboarding and, to a lesser extent, consumption beyond a customer’s contracted amount or following the expiration of a customer’s contract. Revenue from on-demand arrangements represented less than 10% of the Company’s revenue for the fiscal years ended January 31, 2019 and 2020 and the three months ended April 30, 2019 and 2020. The Company is not aware of on-demand arrangements being favored by certain customer groups or industries. In response to the Staff’s comment, the Company has revised the disclosures on pages 60, 78, 79, F-14, and F-15 of the Registration Statement.

The Company supplementally advises the Staff that, because its platform is consumed as a single, integrated offering through the complementary use of compute, storage, and data transfer resources, the Company does not separately analyze revenue based on each of these resources. Moreover, the Company does not make any one of these resources available for consumption without the others. When customers purchase capacity, they are purchasing capacity for consumption of the platform as a whole, giving them the right to use compute, storage, and transfer resources. Customers do not use these resources in isolation. Rather, these resources are intrinsically linked such that customers use multiple resources to varying degrees as part of their overall data strategies. For example, if a customer wants to store data on the platform, it will have to use compute resources as part of the ingestion process. Moreover, the customer would typically only want to store data in order to apply compute resources to it or its various analytics use cases. Similarly, a customer would only transfer data that it has previously stored on the platform, and it would typically only transfer that data in order to facilitate further usage of compute resources. The inherent flexibility and scalability of these resources as part of a single, integrated offering is a differentiating strength of the platform and allows the usage of compute, storage, and data transfer resources to scale up and down based on a customer’s needs. As a result, measuring the revenue related to the consumption of any one of these resources, or to the volume of data processed through any one of these resources, would not provide investors with a meaningful understanding of the business, nor would it drive meaningful changes in the amount or timing of revenue recognized. Further, such measurements are not consistent with how management monitors the health of the business, which is through overall consumption, comprising the aggregate usage of compute, storage, and data transfer resources as an integrated offering.

The Company further advises the Staff that disclosure of the number of daily queries is meant to show the breadth of adoption of the platform and does not directly correlate with revenue, as revenue is further dependent upon the duration of such queries, the type of resource used, and the volume of data processed for the queries, amongst other factors.

Comparison of the Three Months Ended April 30, 2019 and 2020
Revenue, page 64
4.Here and in the discussion of your revenue for the Fiscal Years Ended January 31, 2019 and 2020, please explain what you mean by "improved pricing discipline" and quantify its impact on your revenue. Also, please disclose the change in revenue attributable to new and existing customers.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission
July 17, 2020

In response to the Staff’s comments, the Company has revised the disclosures on pages 64, 65, 68, and 69 of the Registration Statement.
Key Business Metrics, page 74
5.We note that the net revenue retention rate has decreased for the last three quarters. Please discuss any known trends or uncertainties that you reasonably expect and the factors that have led to the decrease in the net revenue retention rate.
In response to the Staff’s comment, the Company has revised the disclosures on pages 54, 59, and 74 of the Registration Statement.
Business, page 84
6.You disclose that your customers included six of the Fortune 10 and 137 of the Fortune 500. To provide context, please disclose the percentage of revenue for each period that was generated from these customers. Further, disclose the name of Customer A that accounted for 17% and 11% of your total revenue in fiscal years 2019 and 2020, respectively. Disclose the material terms of any agreements with this customer.
In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 56, and 84 of the Registration Statement to disclose the percentage of revenue that was generated from these customers.
In response to the Staff’s comment, the Company has revised the disclosures on pages 18 and 94 of the Registration Statement to disclose that Customer A is Capital One Services, LLC (“Capital One”) and to disclose the material terms of the agreement with Capital One. The Company further advises the Staff that the agreement with Capital One was made in the ordinary course of business, and the Company is not substantially dependent on such agreement. Revenue from Capital One has decreased as a percentage of the Company’s total revenue, falling from 17% in the fiscal year ended January 31, 2019 to 11% in the fiscal year ended January 31, 2020. The Company expects revenue from Capital One to be less than 10% of revenue for the fiscal year ending January 31, 2021.
Certain Relationships and Related Party Transactions
Investor Rights, Voting, and Co-Sale Agreements, page 124
7.Please identify the related parties that have certain registration rights, information rights, voting rights, and rights of first refusal under the investor rights agreement.
In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Registration Statement.
Notes to Consolidated Financial Statements
Revenue Recognition, page F-14
8.You disclose that you deliver your platform over the internet as a service and customers choose to consume the platform under two types of capacity arrangements. Additionally, you indicate that you recognize revenue as customers consume compute, storage, and data transfer resources. Please tell us what consideration was given to disaggregating revenue by each arrangements as well as by fees recognized from compute, storage, and data transfer resources. We refer you to

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission
July 17, 2020

ASC 606-10-55-90 and 55-91. In addition, please clarify whether you apply ASC 606-10-32-40 to any of your capacity arrangements. Clarify your disclosures to indicate which optional exemptions you applied under ASC 606-10-50-14 through 50-14A.
With respect to the consideration given to disclosing revenue disaggregated by each type of arrangement as well as by fees recognized from compute, storage, and data transfer resources, the Company respectfully refers the Staff to the first and second paragraphs of its responses to comment No. 3 above. Further, in consideration of ASC 606-10-55-90 and 55-91, the Company respectfully advises the Staff that management does not review revenue on this basis and does not plan to present such disaggregated revenue in its future earnings releases, annual reports, or investor presentations. The Company’s chief operating decision maker reviews revenue on a consolidated basis.
The Company respectfully advises the Staff that, under the terms of its capacity contracts, if a customer consumes more than the contracted capacity amount during the term of the contract (“Overage Consumption”), the customer pays for such Overage Consumption incrementally as an on-demand arrangement. Any additional capacity purchased by a customer would constitute a new performance obligation. Revenue from Overage Consumption is a de minimis portion of the Company’s total revenue during all periods presented. As such, the Company’s capacity arrangements do not contain any material elements of variable consideration per ASC 606-10-32-40.

Some of the Company's arrangements contain service-level commitments pursuant to which the Company would be required to issue a credit if service-level commitments of availability are not met. The Company has only issued de minimis credits in limited instances for failure to meet service-level commitments and expects to continue to meet service-level commitments going forward. Thus, the Company has not reduced the transaction price for this contingency. As such, the Company has not disclosed the impact of these commitments on its transaction price in its consolidated financial statements.

All of the disclosures required pursuant to ASC 606-10-50-13 relating to remaining performance obligations have been made in Note 8 to the consolidated financial statements included in the Registration Statement. The Company does not apply any of the optional exemptions under ASC 606-10-50-14 through 50-14A.

In response to the Staff’s comment, the Company has revised the disclosures on pages 60, 78, 79, F-14, F-15, and F-31 of the Registration Statement.
9.You disclose that new customer or customer expansion contracts earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. You also disclose that sales commissions tied to customers’ consumption are not considered incremental costs and are expensed immediately. Please clarify whether this new plan applies to both of your capacity agreements. Indicate whether a commission is earned upon origination of the contract occurs in addition to the portion tied to consumption. In addition, please clarify whether a commission is paid to your sales force upon renewal. We refer you to ASC 340-40-35-1.
The Company respectfully advises the Staff that this new plan only applies to capacity arrangements, in which customers commit to a certain amount of consumption at specified prices, and does not apply to on-demand arrangements. On-demand arrangements, which account for less than 10% of the Company’s total revenue for the fiscal years ended January 31, 2019 and

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission
July 17, 2020

2020, and for the three months ended April 30, 2019 and 2020, are not eligible for a consumption-based commission, but are only eligible for commission upon a conversion of the on-demand arrangement into a capacity arrangement.
The Company confirms that under the new plan, a portion of the commission is earned upon origination of the new customer or customer expansion contract, which the Company defers and amortizes over a period of benefit of five years, while the remaining portion that is earned based on the customer’s consumption of the platform is expensed in the same period as it is earned. The Company does not pay commissions to its sales force upon entering into the renewal contract; however, the Company continues to pay commissions on consumption of renewal contracts in the same period they are earned.

In response to the Staff’s comment, the Company has revised the disclosures on pages 62 and F-21 of the Registration Statement.
General
10.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all such written communications, although the Company has not yet made any such communications.
* * *
Please contact me at (650) 843-5864 with any questions or further comments regarding our responses to the Staff’s Comments.
Sincerely,
Cooley LLP

/s/ Seth J. Gottlieb
Seth J. Gottlieb

cc:	Michael P. Scarpelli, Snowflake Inc.
Amanda Baratz, Snowflake Inc.
Derk Lupinek, Snowflake Inc.
Mark P. Tanoury, Cooley LLP
Jon C. Avina, Cooley LLP
Alex Kassai, Cooley LLP
Richard A. Kline, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com